

RECEIVED
2005 MAR 15 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/PAC1/24

10th March 2005



05006440

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose the following documents:

(a) Announcement Form.

(b) Press Release.

(c) Text of the highlights announcement which will be advertised as follows:

Financial Times	11/03/2005
The Oriental Daily	11/03/2005

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

Margaret Yu
Company Secretary

MY/RK/ph
Encl.
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY-NY)

P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2005.doc



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From : Swire Pacific Limited (Name of Company/Representative Company)   No. of pages: Two

Margaret Yu (Responsible Official)   2840 8868 (Contact Telephone Number)   10th March 2005 Date

Name of listed company: Swire Pacific Limited   Stock code: 19 & 87

Year end date : 31/12/2004

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?

☑ Yes   ☐ No

To be published in the newspapers

☐ Summarised results announcement   ☐ Full results announcement   ☑ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*

☐ Qualified   ☐ Modified   ☐ Unqualified   ☑ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☐ Audit committee   ☐ Auditors   ☐ Neither of the above

		(Audited / ~~Unaudited~~*) Current Period from 01/01/2004 to 31/12/2004 (HK$ million)	(Audited / ~~Unaudited~~*) Last Corresponding Period from 01/01/2003 to 31/12/2003 (HK$ million)
Turnover *(Note I)*	:	18,324	17,387
Profit/(Loss) from Operations *(Note II)*	:	5,134	4,585
Finance cost	:	(937)	(464)
Share of Profit / (Loss) of Associates	:	3,212	1,522
Share of Profit / (Loss) of Jointly Controlled Entities	:	1,055	530
Profit / (Loss) after Taxation & MI	:	6,544	4,922
% Change over Last Period	:	32.95 %	

*** Please delete as appropriate.**

.../2

EPS / (LPS) - Basic *(in Dollars)*	:	4.274/A 0.855/B		3.214/A 0.643/B	
- Diluted *(in Dollars)*	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil	
Profit / (Loss) after ETD Items	:	6,544		4,922	
~~1st Quarter / Interim / 3rd Quarter~~ / Final * Dividend per Share	:	$1.42/A $ 0.284/B		$ 1.02/A $0.204/B	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~1st Quarter / Interim / 3rd Quarter /~~ Final * Dividend	:	09/05/2005	to	12/05/2005	bdi.
Payable Date	:	03/06/2005			
B / C Dates for (Annual) General Meeting	:	09/05/2005	to	12/05/2005	bdi.
Other Distribution for Current Period *(Note III)*	:	Nil			
B / C Dates for Other Distribution	:	N/A	to		bdi.

*** Please delete as appropriate.**

For and on behalf of
SWIRE PACIFIC LIMITED

Signature :
Printed Name : Margaret Yu
Title : Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☑ Yes (Number of pages attached: 1)
☐ No

Note

Turnover for 2003 has been restated to reflect the reclassification of certain expenses from cost of sales and distribution costs to turnover to comply with a change in the General Accepted Accounting Principles in the US.



Media Information

PRESS RELEASE

Swire Pacific Limited
2004 Final Results

Consolidated Profit and Loss Account
for the year ended 31st December 2004

	Note	2004 HK$M	2003 HK$M
Turnover	1	18,324	17,387
Cost of sales		(10,050)	(9,805)
Gross profit		8,274	7,582
Other revenue		160	36
Distribution costs		(2,035)	(1,850)
Administrative expenses		(1,012)	(996)
Other operating expenses		(253)	(187)
Operating profit	2	5,134	4,585
Finance charges		(970)	(512)
Finance income		33	48
Net finance charges		(937)	(464)
Share of profits less losses of jointly controlled companies	3	1,055	530
Share of profits less losses of associated companies		3,212	1,522
Profit before taxation		8,464	6,173
Taxation	4	1,234	872
Profit after taxation		7,230	5,301
Minority interests		686	379
Profit attributable to shareholders		6,544	4,922
Dividends	5		
Interim - paid		888	490
Final - proposed		2,174	1,562
		3,062	2,052

	Note	HK¢	HK¢
Earnings per share	6		
'A' shares		427.4	321.4
'B' shares		85.5	64.3

		HK¢	HK¢
Dividends per share			
'A' shares		200.0	134.0
'B' shares		40.0	26.8

		HK$	HK$
Shareholders' funds per share			
'A' shares		56.82	44.47
'B' shares		11.36	8.89

Group Public Affairs
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8098 Fax (852) 2526 9365

Consolidated Balance Sheet
at 31st December 2004

	Note	2004 HK$M	2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets		82,309	65,473
Jointly controlled companies		3,662	4,311
Associated companies		18,770	17,677
Investment securities and long-term receivables		313	324
Deferred expenditure		76	126
Deferred tax assets		15	12
Retirement benefit assets		163	154
		105,308	88,077
Current assets			
Properties for sale	7	874	1,822
Stocks and work in progress		1,236	861
Trade and other receivables	8	2,059	2,457
Held-to-maturity securities - unlisted		-	32
Short-term deposits and bank balances		1,500	374
		5,669	5,546
Current liabilities			
Trade and other payables	9	6,180	8,205
Taxation		223	281
Bank overdrafts and short-term loans - unsecured		2,635	1,885
Long-term loans and bonds due within one year		11	2,821
		9,049	13,192
Net current liabilities		(3,380)	(7,646)
Total assets less current liabilities		101,928	80,431
Non-current liabilities			
Perpetual capital securities		4,642	4,642
Long-term loans and bonds		2,593	1,325
Deferred tax liabilities		911	891
Deferred liabilities		111	127
Retirement benefit liabilities		132	139
		8,389	7,124
Minority interests		6,544	5,231
NET ASSETS		86,995	68,076
CAPITAL AND RESERVES			
Share capital	10	919	919
Reserves		86,076	67,157
SHAREHOLDERS' FUNDS		86,995	68,076

Notes:

1. Turnover

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	2004	2003
	HK$M	HK$M
Gross rental income	3,975	4,277
Sales of development properties	2,506	2,365
Sales of investment properties	766	833
Rendering of other services	1,405	1,351
Sales of goods	9,672	8,561
	18,324	17,387

2. Operating profit

	2004	2003
	HK$M	HK$M
Operating profit has been arrived at after charging:		
Cost of stocks sold	7,768	7,418
Cost of investment properties sold	112	275
Depreciation of fixed assets	525	532
Amortisation of deferred expenditure	71	113
And after crediting:		
Profit on sale of shareholdings in jointly controlled and associated companies	44	-
Profit on sale of fixed assets	685	565

3. Share of profits less losses of jointly controlled companies

The share of profits less losses of jointly controlled companies included an attributable profit of HK$350 million (2003: nil) arising from the write-back of provisions for diminution in value of trading properties. The share of the surplus on the revaluation of investment properties held by jointly controlled companies is dealt with in the group property valuation reserve.

4. Taxation

	2004 HK$M	2003 HK$M
The taxation charge comprises:		
The Company and its subsidiary companies		
Hong Kong profits tax	190	330
Overseas taxation	491	130
Over-provision in respect of previous years	(3)	(47)
Deferred taxation	18	133
Tax on profits of jointly controlled companies	149	(17)
Tax on profits of associated companies	389	343
	1,234	872

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

5. Dividends

	2004 HK$M	2003 HK$M
Interim dividend paid on 5th October 2004 of HK¢58.0 per 'A' share and HK¢11.6 per 'B' share (2003: HK¢32.0 and HK¢6.4)	888	490
Final proposed dividend of HK¢142 per 'A' share and HK¢28.4 per 'B' share (2003: HK¢102.0 and HK¢20.4)	2,174	1,562
	3,062	2,052

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2005.

6. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$6,544 million (2003: HK$4,922 million) by the weighted average number of 930,375,385 'A' shares and 3,003,486,271 'B' shares in issue during the year (2003: 930,477,088 'A' shares and 3,003,486,271 'B' shares).

7. Properties for sale

At 31st December 2004, properties for sale pledged as security for the group's long-term loans amounted to HK$670 million (2003: HK$1,364 million).

8. Trade and other receivables

	2004	2003
	HK$M	HK$M
Trade debtors	1,040	1,642
Amounts due from intermediate holding company	-	1
Amounts due from fellow subsidiary companies	-	2
Amounts due from jointly controlled companies	11	14
Amounts due from associated companies	66	66
Other receivables	942	732
	2,059	2,457

At 31st December 2004, the aged analysis of trade debtors was as follows:

	2004	2003
	HK$M	HK$M
Under three months	972	1,558
Between three and six months	49	54
Over six months	19	30
	1,040	1,642

The various group companies have different credit policies, dependent on the requirements of their markets and the businesses which they operate. Aged analyses of debtors are prepared and closely monitored in order to minimise any credit risk associated with receivables.

9. Trading and other payables

	2004	2003
	HK$M	HK$M
Trade creditors	645	626
Amounts due to intermediate holding company	82	65
Amounts due to jointly controlled companies	20	24
Amounts due to associated companies	16	13
Other payables	5,417	7,477
	6,180	8,205

At 31st December 2004, the aged analysis of trade creditors was as follows:

	2004	2003
	HK$M	HK$M
Under three months	638	615
Between three and six months	-	5
Over six months	7	6
	645	626

10. Share capital

	Company				
	'A' shares of HK$0.60 each	'B' shares of HK$0.12 each	'A' shares HK$M	'B' shares HK$M	Total HK$M
Authorised:					
At 31st December 2004 and 2003	1,140,000,000	3,600,000,000	684	432	1,116
Issued and fully paid:					
At 31st December 2002	932,307,885	3,003,486,271	559	361	920
Less: Shares repurchased and cancelled	1,932,500	-	1	-	1
At 31st December 2004 and 2003	930,375,385	3,003,486,271	558	361	919

Except for voting rights, which are equal, the entitlements of 'A' and 'B' shareholders are in the proportion 5 to 1.

During the year, the Company did not purchase, sell or redeem any of its shares. In 2003, the Company repurchased on the stock exchange 1,932,500 'A' shares of HK$0.60 each of the Company at an aggregate consideration of HK$60 million.

11. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year's presentation. The change mainly relates to a more meaningful reclassification of expenses from cost of sales and distribution costs to turnover.

Segment Information

(a) Primary reporting format - business segments by division:

Year ended 31st December 2004	The Company and its subsidiaries: Turnover HK$M	The Company and its subsidiaries: Operating profit HK$M	The Company and its subsidiaries: Net finance charges HK$M	Jointly controlled companies: Share of profits less losses HK$M	Associated companies: Share of profits less losses HK$M	Group: Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	4,060	2,815	(240)	22		2,597	1,949
Property trading	2,506	838		52		890	316
Interest on land premium			(459)			(459)	(379)
Sales of investment properties	766	653				653	651
Hotels and restaurants				(5)	101	96	79
Write-back of provision for trading properties				350		350	299
	7,332	**4,306**	**(699)**	**419**	**101**	**4,127**	**2,915**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					2,088	2,088	1,883
Hong Kong Dragon Airlines					126	126	104
Aircraft engineering					226	226	196
Cargo handling					354	354	210
	-	-	-	-	**2,794**	**2,794**	**2,393**
Beverages							
Hong Kong	1,358	148				148	119
Taiwan	1,029	106	(4)			102	50
USA	2,591	231	(10)			221	122
Mainland China		(75)		232		157	124
Central costs		(30)				(30)	(30)
	4,978	**380**	**(14)**	**232**	-	**598**	**385**
Marine Services							
Ship repair, land engineering and harbour towage				56		56	50
Container handling				104	317	421	365
Ship owning and operating	1,297	308	(8)	33		333	326
	1,297	**308**	**(8)**	**193**	**317**	**810**	**741**
Trading & Industrial							
Car distribution	3,265	147				147	106
Shoe and apparel distribution	1,167	96	(1)	13		108	80
Waste services				101		101	86
Beverage can supply				57		57	55
Paint supply				40		40	36
Other activities	307	11	3			14	12
	4,739	**254**	**2**	**211**	-	**467**	**375**
Head Office	**161**	**(114)**	**(218)**	-	-	**(332)**	**(265)**
Inter-segment elimination	**(183)**						
Total	**18,324**	**5,134**	**(937)**	**1,055**	**3,212**	**8,464**	**6,544**

Analysis of Turnover

	Turnover 2004: External HK$M	2004: Inter-segment HK$M	2004: Total HK$M	2003: External HK$M	2003: Inter-segment HK$M	2003: Total HK$M
Property						
Property investment	4,034	26	4,060	4,341	26	4,367
Property trading	2,506	-	2,506	2,365	-	2,365
Sales of investment properties	766	-	766	833	-	833
Beverages	4,978	-	4,978	4,955	-	4,955
Marine Services	1,297	-	1,297	1,216	2	1,218
Trading & Industrial	4,704	35	4,739	3,637	37	3,674
Head Office	39	122	161	40	107	147
Inter-segment elimination	-	(183)	(183)	-	(172)	(172)
	18,324	-	18,324	17,387	-	17,387

Sales between business segments are accounted for at competitive market prices charged to unaffiliated customers for similar goods and services.

(a) Primary reporting format - business segments by division (continued):

Year ended 31st December 2003	The Company and its subsidiaries			Jointly controlled companies	Associated companies	Group	
	Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Share of profits less losses HK$M	Share of profits less losses HK$M	Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	4,367	3,173	(244)	22		2,951	2,305
Property trading	2,365	243		23		266	302
Sales of investment properties	833	558				558	535
Hotels and restaurants				(18)	39	21	9
Provision for trading properties		(30)				(30)	(28)
	7,565	3,944	(244)	27	39	3,766	3,123
Aviation							
Airline services and airline catering							
Cathay Pacific Group					696	696	521
Hong Kong Dragon Airlines					11	11	11
Aircraft engineering					186	186	156
Cargo handling					283	283	156
	-	-	-	-	1,176	1,176	844
Beverages							
Hong Kong	1,351	175	(1)			174	127
Taiwan	997	66	(7)			59	42
USA	2,607	225	(16)			209	142
Mainland China		(68)		205		137	86
Central costs		(34)				(34)	(34)
	4,955	364	(24)	205	-	545	363
Marine Services							
Ship repair, land engineering and harbour towage				36		36	23
Container handling				71	307	378	317
Ship owning and operating	1,218	309	(19)	23		313	306
	1,218	309	(19)	130	307	727	646
Trading & Industrial							
Car distribution	2,570	106				106	72
Shoe and apparel distribution	857	55	(1)	6		60	45
Waste services				101		101	84
Beverage can supply				44		44	40
Paint supply				17		17	20
Other activities	247	(36)	11			(25)	(23)
	3,674	125	10	168	-	303	238
Head Office	147	(157)	(187)	-	-	(344)	(292)
Inter-segment elimination	(172)						
Total	17,387	4,585	(464)	530	1,522	6,173	4,922

Analysis of total assets and total liabilities of the group

	Property		Aviation		Beverages		Marine Services		Trading & Industrial		Head Office		Group	
	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M	2004 HK$M	2003 HK$M
Segment assets	77,556	62,539	-	-	3,105	3,175	4,063	3,603	1,706	1,399	507	408	86,937	71,124
Deferred tax assets	-	-	-	-	-	-	1	-	14	12	-	-	15	12
Jointly controlled companies	1,770	2,668	39	37	1,070	999	479	393	304	214	-	-	3,662	4,311
Associated companies	959	922	17,219	16,177	-	-	592	578	-	-	-	-	18,770	17,677
Bank deposits & securities	1,165	170	-	-	49	28	130	29	132	169	117	103	1,593	499
Total assets	81,450	66,299	17,258	16,214	4,224	4,202	5,265	4,603	2,156	1,794	624	511	110,977	93,623
Segment liabilities	4,295	6,758	-	-	918	790	350	231	604	527	256	165	6,423	8,471
Current and deferred tax liabilities	824	929	-	-	205	148	13	8	59	46	33	41	1,134	1,172
Borrowings	9,041	8,948	-	-	669	1,056	1,485	1,396	182	(45)	(1,496)	(682)	9,881	10,673
Total liabilities	14,160	16,635	-	-	1,792	1,994	1,848	1,635	845	528	(1,207)	(476)	17,438	20,316
Minority interests	6,244	4,971	15	15	281	241	-	-	4	4	-	-	6,544	5,231
Net assets	61,046	44,693	17,243	16,199	2,151	1,967	3,417	2,968	1,307	1,262	1,831	987	86,995	68,076
Borrowings comprise:														
External borrowings	375	610	-	-	328	596	10	4	178	19	8,990	9,444	9,881	10,673
Inter-segment borrowings*	8,666	8,338	-	-	341	460	1,475	1,392	4	(64)	(10,486)	(10,126)	-	-
Total	9,041	8,948	-	-	669	1,056	1,485	1,396	182	(45)	(1,496)	(682)	9,881	10,673

* Exclude equity loans from head office

(a) Primary reporting format - business segments by division (continued):

An analysis of capital expenditure and depreciation/amortisation of the group is as follows:

	Capital expenditure		Depreciation and amortisation	
	2004	2003	2004	2003
	HK$M	HK$M	HK$M	HK$M
Property	1,399	1,207	45	108
Beverages	173	183	294	289
Marine Services	480	664	178	169
Trading & Industrial	25	52	36	42
Head Office	1	-	43	37
	2,078	2,106	596	645

(b) Secondary reporting format - geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover and operating profit of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2004	2003	2004	2003
	HK$M	HK$M	HK$M	HK$M
Hong Kong	7,518	9,480	3,579	3,745
Asia (excluding Hong Kong)	4,608	3,639	247	171
North America	4,901	3,052	1,000	359
Ship owning and operating	1,297	1,216	308	310
	18,324	17,387	5,134	4,585

	Segment assets		Capital expenditure	
	2004	2003	2004	2003
	HK$M	HK$M	HK$M	HK$M
Hong Kong	77,816	62,283	964	1,251
Asia (excluding Hong Kong)	2,744	1,897	534	91
North America	2,315	3,348	100	100
Ship owning and operating	4,062	3,596	480	664
	86,937	71,124	2,078	2,106

Sources of Finance

At 31st December 2004, committed loan facilities and debt securities amounted to HK$12,615 million, of which HK$3,855 million (31%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$2,540 million. Sources of funds at the end of 2004 comprised:

	Available HK$M	Drawn HK$M	Undrawn HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	-
Fixed/Floating Rate Notes	2,000	2,000	-
Bank and other loans	5,973	2,118	3,855
	12,615	8,760	3,855
Uncommitted facilities	3,662	1,122	2,540

Interest Cover and Gearing

At 31st December 2004, 59% of the group's gross borrowings were on a fixed rate basis and 41% were on a floating rate basis.

Interest cover for the year ended 31st December 2004 was 5.48 times while cash interest cover, calculated by reference to total interest charges including capitalised interest was 4.82 times. The gearing ratio was 9% at the end of 2004.

Contingencies

At 31st December 2004, the group has given guarantees on behalf of jointly controlled and associated companies and third parties in respect of bank loans and other liabilities of up to HK$1,416 million (2003: HK$1,383 million).

Corporate Governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules.

The annual results for the year have been reviewed by the Audit Committee of the Company. Details of Corporate Governance can be found in the 2004 annual report.

New Hong Kong Financial Reporting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005.

The group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004, and is in the process of assessing the impact of these HKFRSs on future accounting periods.

The most significant impact identified to date relates to changes in the fair value of investment properties. Hong Kong Accounting Standard ("HKAS") 40 now requires surpluses and deficits arising on the revaluation of investment properties to be reflected in the profit and loss account for the year, rather than in the group's property valuation reserve. The new HKFRSs also require deferred taxation to be calculated, using profits tax rates, on these surpluses and deficits. For the year ended 31st December 2004 this treatment would have resulted in an increase in the group's reported profit attributable to shareholders of HK$12,381 million, representing the increase in the fair value of the group's investment property and reversal of transfers from property valuation reserve to profit and loss during the year, net of deferred taxation thereon. In addition, the calculation of deferred taxation on the cumulative amount of the group's property valuation reserve surpluses using profits tax rates would have resulted in a reduction in revenue reserve and net assets, as at 31st December 2004 and 2003, of HK$6,069 million and HK$3,443 million respectively.

The group is continuing to assess the impact of the new HKFRSs on the group's financial statements.

Staff

The group employs some 60,400 staff and takes steps to ensure it has a well-managed, skilled and motivated workforce.

Chairman's Statement

The attributable profit for 2004 of HK$6,544 million was 33% higher than in 2003. This reflects a sharp and broad based recovery in economic activity which has benefitted the majority of the group's operations. Profit growth in the Aviation Division was particularly impressive reflecting strong traffic demand, currency gains and tight control of costs notwithstanding very high fuel prices. Attributable profits from the Property Division fell slightly due mainly to a one-off interest provision of HK$500 million. Growth in profits from residential sales more than offset the decline in rental income.

The Beverages, Marine Services and Trading & Industrial Divisions all enjoyed good growth and together contributed attributable profits of HK$1,501 million, 20.4% growth on the prior year.

Dividends

Directors have recommended a final dividend of HK¢142 per A share and HK¢28.4 per B share, which together with the interim dividends paid in October 2004, represents 49.3% growth on 2003.

Scope of Activities

Demand for office space has picked up in recent months and new leases are being secured at higher rents than those prevailing 12 months ago. We are now actively considering new investment opportunities in the Hong Kong market. During the year Swire Properties increased its interest in the Taikoo Hui commercial office and retail project to 97% from 55% and site formation work has now commenced.

An 18% increase in capacity, strong demand and the development of new services has enabled Cathay Pacific to counteract significantly higher fuel costs and increased competition. The acquisition of a 10% stake in Air China and the signing of agreements to purchase 15 additional aircraft will facilitate new growth opportunities and allow enhanced competitiveness.

Buoyed by strong demand HAECO has recently announced plans to expand operations with the construction of an additional hangar at Hong Kong International Airport.

Once again the group enjoyed significant attributable profit contributions from non-airline associates in the Aviation Division. These amounted to HK$406 million in 2004, 30% growth on the prior year.

Volume growth was again very strong from Beverages operations on the Mainland and this together with improved distribution efficiency allowed good profit growth in spite of significantly higher raw material costs.

Exploration activity in the offshore oil industry has picked up and Swire Pacific Offshore is enjoying improved charter rates and fleet utilisation. Orders for 12 more vessels have been placed.

The Trading and Industrial Division enjoyed another year of record profits with particularly strong growth from sports apparel and motors trading.

Finance

Cash inflows during the year were strong with cash from operations, asset realisations and dividends totalling HK$8,769 million. Net debt and gearing fell to HK$8,288 million and 9% respectively. Undrawn committed and uncommitted facilities stood at HK$3,855 million and HK$2,540 million respectively.

Our A3 long-term debt rating from Moody's, A- rating from Fitch and BBB+ from Standard & Poor's were reaffirmed during the year.

Corporate Governance

A commitment to good corporate governance and the highest standards of business integrity is central to our management philosophy. The key principles and values to which we aim to adhere, and the various measures by which the interests of shareholders and other stakeholders are safeguarded, are set out in the 2004 annual report. During the year we implemented new procedures to enable full compliance with the Code provisions set out in the "Code on Corporate Governance Practices" recently issued by the Stock Exchange of Hong Kong Limited.

Corporate Social Responsibility

The group recognises its business decisions and activities have a social and environmental impact, and is committed to following business practices that are sound, ethical and sustainable. Our Corporate Social Responsibility section in the 2004 annual report details our goals, initiatives and achievements in this field. For the fourth year running, Swire Pacific was included in the Dow Jones Sustainability Index that identifies more than 300 companies worldwide seen as leaders in corporate sustainability.

Prospects

A widely forecast decline in GDP growth rates for Hong Kong and Mainland China in 2005 is not expected to have a significant impact on Swire Pacific's existing operations nor on its plans to expand capacity in many of its core activities. The group has established considerable scale and expertise in Mainland China in its property, aviation, beverages and trading & industrial operations and is thus in a good position to deploy significant new capital.

The outlook for the Hong Kong office property market has improved markedly over the last 12 months and although the rental reversionary cycle will continue to be negative for some months we can at last look forward to a period of rental growth and new investment.

With regional competition in the airline industry expected to intensify, Cathay Pacific will continue to focus on controlling costs and improving services through expanding capacity thus enhancing the effectiveness of the Hong Kong hub. Further expansion of the group's aviation interests on the Mainland remains a strategic priority.

We are confident the Beverages Division will continue to grow strongly through additional investment in distribution technology and new products.

Following recent investments in new capacity Swire Pacific Offshore is in a good position to benefit from the increase in demand for offshore oil support services.

The Trading and Industrial Division expects more modest growth in 2005 following record earnings in 2004.

The group will continue to explore opportunities to expand its businesses and to improve its return on capital. A number of projects are under review both on the Mainland and elsewhere. As ever we rely on our staff and I take this opportunity to thank them for their hard work during the last year.

David Turnbull
Chairman
Hong Kong, 10th March 2005

The 2004 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited is expected to be published on the Exchange's website and the Company's website before the end of March 2005 and printed copies will be sent to shareholders on 12th April 2005.

For further information, please contact:
Mrs. Maisie Shun Wah **(852) 2840 8097**

PAID ADVERTISEMENT IN OVERSEAS PRESS

SWIRE PACIFIC LIMITED

2004 Final Results Highlights	2004	2003	Change
Profit attributable to shareholders	US$839 M	US$631M	+ 33.0%
Investment property portfolio	US$9,739 M	US$7,595M	+ 28.2%
Net assets per share	US$7.3	US$5.7	+ 27.8%
Earnings per share	US¢54.8	US¢41.2	+ 33.0%
Dividends per share	US¢25.6	US¢17.2	+ 49.3%

"Encouraging growth from key operations across the group."

David Turnbull
Chairman, Swire Pacific Limited
Hong Kong, 10th March 2005

Notes:

1. Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.
2. All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.80.
3. Dividends are declared in Hong Kong dollars.